KANE KESSLER, P.C.

1350 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019

(212) 541-6222

December 29, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Mail Stop: 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	Jennifer Thompson

	Re:	Jarden Corporation Comment Letter Regarding Jarden Corporation’s Form 10-K for the Year Ended December 31, 2010 Filed February 24, 2011 Commission File No. 001-13665

Dear Ms. Thompson:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended, and Regulation S-T, this letter regarding the Commission’s letter of comment, dated December 16, 2011 (the “Staff Letter”). In the Staff Letter, Jarden Corporation was initially given ten (10) business days within which to respond to the Commission’s comments. Pursuant to your discussion with Jarden Corporation, this letter is to confirm your consent to Jarden Corporation having ten (10) additional business days, for a total of twenty (20) business days from the date of the Staff Letter, which is January 18, 2012, within which to respond to the Commission’s comments.

Thank you for consenting to such additional time period and we greatly appreciate your assistance in this matter.

Please feel free to contact the undersigned at (212) 519-5119, with any questions regarding the foregoing.

Very truly yours,

/s/ Mitchell D. Hollander

Mitchell D. Hollander

cc:	John E. Capps, Esq. (Jarden Corporation)